Rule 12g3-2(b) File ~~Number: 82-5237~~

82-34629



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



03022301

March 10th, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number 82-5237
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the 2002 annual results announcement, together with a notice of annual general meeting, made public on March 5th, 2003, as well as a clarification of press articles made public on March 10th, 2003.

Thank you for your attention.

Sincerely yours,

Wenyao Jiang
Deputy General Manager
Zhejiang Expressway Co., Ltd.

19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

Cc: Ms. Denise Wong / Ms. Gigi Lau – Herbert Smith, (852) 2845 9099 (w/o attachements)



浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China)

2002 Annual Results Announcement

- **Turnover up 25.9% to Rmb2,168 million**
- **Net profit up 17.1% to Rmb890 million**
- **Earnings per share up 17.1% to Rmb20.5 cents**
- **Return on equity increased by 12.1% to reach 9.2%**
- **Final dividend of Rmb9.0 cents per share recommended**

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (collectively the "Group") for the year ended December 31, 2002 (the "Period") prepared in conformity with accounting principles generally accepted in Hong Kong with the basis of preparation as stated in Note 1 below, together with the 2001 comparative figures as follows:

RESULTS AND DIVIDENDS

The Group achieved solid growth during the Period. Total turnover amounted to Rmb2,168 million, representing a 25.9% increase compared to the corresponding period in 2001 (the "Previous Period"). Net profit was Rmb890 million, a 17.1% increase over the Previous Period. Earnings per share was Rmb20.5 cents (2001: Rmb17.5 cents). The Directors are pleased with the results achieved.

In view of the final results, the Directors recommend the payment of a final dividend of Rmb9.0 cents per share (approximately HK$8.4 cents). Together with an interim dividend of Rmb4.0 cents per share (approximately HK$3.8 cents) paid on October 31, 2002, the total dividend payable for the Period amounted to Rmb13.0 cents (approximately HK$12.1 cents) per share.

The audited consolidated income statement for the Period, the assets and liabilities of the Group and relevant financial notes, are set out as below:

CONSOLIDATED INCOME STATEMENT

(All amounts expressed in thousands of Renminbi, except per share data)

	Notes	**Year ended December 31**	
		2002	**2001**
Turnover	2	2,168,078	1,722,517
Operating costs	3	(561,918)	(392,535)
Gross profit		1,606,160	1,329,982
Other revenue	2	66,457	216,690
Administrative expenses	3	(95,209)	(88,487)
Other operating expenses	3	(33,109)	(18,236)
Profit from operating activities		1,544,299	1,439,949
Finance costs		(163,224)	(215,346)
Share of profits of associates		11,719	12,396
Share of loss of a jointly-controlled entity		1,677	(1,459)
Profit before tax		1,394,471	1,235,540
Tax	4	(400,952)	(363,970)
Profit before minority interests		993,519	871,570
Minority interests		(103,067)	(110,957)
Net profit from ordinary activities attributable to shareholders		890,452	760,613
Earnings per share	5	20.5 cents	17.5 cents
Assets and liabilities			
Total assets		14,505,834	14,477,538
Total liabilities		3,826,254	3,685,828
Minority interests		977,789	1,502,629
Net assets		9,701,791	9,289,081

Notes:

1. BASIS OF PREPARATION

The financial statements for the year ended December 31, 2002 have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("HKSSAP"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities.

2. TURNOVER AND REVENUE

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2002 Rmb'000	2001 Rmb'000
Toll income - third parties	2,184,197	1,756,265
Advertising income - third parties	27,742	22,462
Road maintenance income - third parties	1,704	4,649
Others - third parties	73,043	34,465
	2,286,686	1,817,841
Less: Revenue taxes	(118,608)	(95,324)
Turnover	2,168,078	1,722,517
Income on investments	18,448	105,522
Interest income	17,063	41,503
Rental income	14,457	6,726
Trailer income	10,192	8,278
Exchange gains, net	1,121	53,172
Others	5,176	1,489
Other revenue	66,457	216,690
	2,234,535	1,939,207

The Company and its subsidiaries are subject to Business Tax ("BT"), levied at 5% on toll income and 3% to 5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes and fees:

— City Development Tax, levied at 1% to 7% of BT;

— Education Supplementary Tax, levied at 3.5% to 4% of BT; and

— Culture and Education Fees, levied at 3% on advertising income.

3. DEPRECIATION AND AMORTISATION

	2002 Rmb'000	2001 Rmb'000
Depreciation	223,748	205,582
Amortisation of expressway operation right	8,700	8,700
Amortisation of goodwill	15,612	1,043
	248,060	215,325

4. TAX

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to Corporate Income Tax ("CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	2002 *Rmb'000*	**2001** *Rmb'000*
Group:		
Tax charged	367,997	327,718
Tax refunded/refundable	(79,133)	(68,791)
	288,864	258,927
Deferred	109,387	88,432
Share of tax attributable to associates	5,004	17,528
Share of deferred tax attributable to an associate	(3,294)	(1,951)
Share of deferred tax attributable to a jointly-controlled entity	991	1,034
Tax charge for the year	400,952	363,970

During the Period, according to an approval from the Zhejiang Provincial Local Tax Bureau, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co") was entitled to a 50% CIT exemption for the year ended 31 December 2001 amounting to Rmb16,749,000 under the category of "Enterprise Providing Employment Opportunities to Redundant City and County workers" as defined in the relevant national tax rules. In addition, according to a notice issued by the Jiaxing Finance Bureau (the "JFB"), Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co") received from the JFB an amount of Rmb71,290,000, representing a refund in relation to the CIT of Jiaxing Co for the period from the fourth quarter of 2000 to December 2001.

Pursuant to a directive issued by the Zhejiang Provincial People's Government in 1997, the Company was entitled to a refund from the Zhejiang Finance Bureau of an amount equal to 18% of its taxable income in respect of the CIT paid to the Zhejiang Tax Bureau. According to a directive from the Ministry of Finance on 13 October 2000, the Company was entitled to the tax refund until 31 December 2001. As Huajian Transportation Economic Development Center ("Huajian"), a state-owned enterprise under the China Merchants Group, became a substantial shareholder of the Company, the CIT that the Company paid has been divided into the national portion and the Zhejiang portion. The national portion of the total CIT paid, being Huajian's portion of the total domestic shares (i.e. 16.39%) according to relevant regulations issued by the Ministry of Finance, is no longer entitled to the 18% refund granted by the Zhejiang Provincial People's Government.

Nevertheless, according to a notice issued by the State Council on 31 December 2001, with effect from 1 January 2002, CIT payments are divided into two portions on a 50/50 basis - the national portion and the local portion. Since the CIT in relation to the fourth quarter of 2001 was paid in 2002, the Company was only entitled to the 9% refund from the Zhejiang Finance Bureau in respect of the CIT for the fourth quarter of 2001. The CIT refund of Rmb8,906,000 recognised in year 2001 became not recoverable and has been recorded as tax charge for 2002.

There was no material unprovided deferred tax in respect of the Period (2001: Nil).

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb890,452,000 (2001: Rmb760,613,000) and the 4,343,114,500 shares (2001: 4,343,114,500 shares) in issue during the year.

Diluted earnings per share for the years ended December 31, 2002 and 2001 have not been calculated as no diluting event existed during these years.

6. TRANSFER TO RESERVES

In accordance with the Company Law of the PRC and the articles of association of the Company, its subsidiaries, its associates and its jointly-controlled entity (collectively the "Entities"), the Entities are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. As a result, Rmb93,498,000 was transferred to the SSR for the year ended December 31, 2002. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. For the year ended December 31, 2002, Rmb46,749,000 was transferred to the PWF. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Entities.

BUSINESS REVIEW

During the Period, the Group's business operations continued to focus on the two major expressways: the 248km Shanghai-Hangzhou-Ningbo Expressway and the 142km Shangsan Expressway, with toll income contributing to approximately 95.5% of the Group's total income, details of which are as follows:

	2002 Rmb'000	2001 Rmb'000	% change
Toll income	2,184,197	1,756,265	+24.4
Shanghai-Hangzhou-Ningbo Expressway	1,745,931	1,438,191	+21.4
Shangsan Expressway	438,266	318,074	+37.8
Other income			
Advertising	27,742	22,462	+23.5
Road Maintenance	1,704	4,649	-63.3
Service Areas	73,043	34,465	+111.9
	2,286,686	1,817,841	+25.8
Revenue taxes	(118,608)	(95,324)	+24.4
Turnover	2,168,078	1,722,517	+25.9

Toll Road Operations

Both traffic volume and toll income of the Shanghai-Hangzhou-Ningbo Expressway continued to grow during the Period. Daily average full-trip traffic volume was 25,048, representing an increase of 21.6% over the Previous Period, while toll income for the Period was approximately Rmb1,746 million, representing an increase of 21.4% over the Previous Period and 79.9% of the Group's total toll income (2001:81.9%).

Fully completed and opened to traffic in 2000, the Shangsan Expressway continued to operate at a high rate of growth in traffic volume, benefiting from both a lower basis of comparison and an increasingly enhanced expressway network within the province. During the Period, daily average full-trip traffic volume was 11,634, representing an increase of 39.8% over the Previous Period, while toll income for the Period was approximately Rmb438 million, representing an increase of 37.8% over the Previous Period and 20.1% of the Group's total toll income (2001:18.1%).

Shida Road, a 9.45km interlink owned and operated by Hangzhou Shida Highway Co., Ltd. ("Shida Co."), a 50% owned and jointly-controlled entity of the Company, enjoyed a surge in traffic volume and toll income. The surge was mainly the result of Shida Road being the only link between the northern section of the newly completed Hangzhou City Ring Road and the Shanghai-Hangzhou-Ningbo Expressway. With traffic volume growth at 72% and toll income growth at 46.8%, Shida Co. recorded its first-ever net profit for the Period of approximately Rmb1.4 million (2001: - Rmb5.0 million).

Following the successful launch of the pre-paid IC card system in October 1999 and a subsequent upgrade in October 2000, the system was expanded to cover the Shangsan Expressway in 2002. The system, designed to reduce cash transactions for toll collection, contributed total sales of Rmb81.7 million for the Period, representing an increase of 253% over the Previous Period.

Started in the second half of 2002, the major road surface-overlaying project on the Shanghai-Hangzhou-Ningbo Expressway covered a length of approximately 93km. Including sizeable repairs and bridge-head differential-settlement treatments along the affected sections, the combined cost was approximately Rmb156.0 million, in addition to the cost of Rmb33.1 million attributable to routine maintenance works.

According to plans approved by the board of directors of the Company on March 4, 2003, another section of Shanghai-Hangzhou-Ningbo Expressway, totalling approximately 84km, will undergo road surface-overlay in 2003 at a cost of approximately Rmb141.4 million.

Other Businesses

Service Area Operations

After the opening of two more service areas at full capacity along the Shangsan Expressway at the beginning of 2002, there are currently five service areas in operation under the Group. Revenue from service areas was further enhanced with a newly implemented contract-out policy, through an open bidding process, for some of the businesses available at these service

areas. The policy has significantly increased returns generated by the facilities concerned, contributing a total revenue of approximately Rmb73.0 million for the five service areas, an increase of approximately 112% over the Previous Period when only three service areas were in operation.

Advertising Business

The Company further expanded its roadside billboard advertising business from the Shanghai-Hangzhou-Ningbo Expressway to the Shangsan Expressway. The business is operated by Zhejiang Expressway Advertising Co., Ltd., a 70% owned subsidiary of the Company. Although turnover grew substantially by 23.6% to reach Rmb27.7 million for the subsidiary, net profit grew only slightly by 7.0% to Rmb7.8 million, mainly due to increased costs at the initial phase of business expansion to the Shangsan Expressway, as well as increased market competition from areas surrounding the expressways.

Petroleum Co

Growing demand, as well as increasing competition in the petroleum retail market, presented both opportunities and challenges for Zhejiang Expressway Petroleum Development Co., Ltd. (the "Petroleum Co"), a 50% owned associate of the Company. Continued growth in retail sales contributed a net profit for the Period of approximately Rmb16.3 million for Petroleum Co (2001: - Rmb10.4 million).

JoinHands Technology

Having expanded into the new field of design and consulting services for logistics centers, JoinHands Technology Co., Ltd. ("JoinHands Technology"), a 27.58% owned associate of the Company, made further investments in project research and development during the Period. JoinHands Technology recorded a net profit for the Period of Rmb6.8 million, a slight decrease by 1.4% as compared to the Previous Period due to heavier investment in research and development.

Project Investments

In addition to the acquisition of a 12.7% equity interest in Zhejiang Jiaxing Expressway Co., Ltd. and a 2.0% equity interest in Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co", a 71.6% owned subsidiary) in January 2002, for a total consideration of Rmb444,592,000 in cash, the Company further entered into sale and purchase agreements in August 2002 to purchase from Zhejiang Communications Investment Group Co., Ltd. and Tiantai County Transport Development Company a 6.625% equity interest and a 2.0% equity interest, respectively, in Shangsan Co for a consideration of Rmb187.62 million and Rmb57.6 million in cash, respectively. Details of the acquisitions were disclosed in the Company's 2001 Annual Report, and announcement dated August 20, 2002.

In response to the rapid expansion of the regional economy and the fast growth of expressway traffic, and in view of the decline of the average travel speed and level of service along the Shanghai-Hangzhou-Ningbo Expressway in recent years, initiatives have been undertaken to widen the expressway from its current four lanes to eight lanes (the "Widening Project"). Involving a total distance of 223 km and at an estimated cost of approximately Rmb4,780 million, the overall Widening Project is expected to be completed by the end of 2007.

The initial phase of the Widening Project, from Hongken to Guzhu, pertains to approximately 44km in length. Construction of the project commenced in October 2000 and is progressing ahead of schedule with completion expected by the end of 2003. At a construction cost of approximately Rmb646.68 million as of the latest budget, the section is expected to be widened to eight lanes instead of six as originally planned, with emergency parking areas provided at intervals of 500 meters. A committee of specialists and experts has approved the change in plans, with final approval by relevant authorities expected to be obtained later this year.

The next phase of the Widening Project, from Dajing to Fengjing, pertaining to approximately 95 km and budgeted at approximately Rmb2,508.19 million, is being designed for widening to a standard eight-lane expressway. Construction works are expected to commence in the fourth quarter of 2003, with completion targeted by the end of 2006.

The last phase of the Widening Project, from Guzhu to Dazhujia, pertaining to approximately 84km and budgeted at approximately Rmb1,625.41 million. Construction works are expected to commence in mid-2004 and to be completed by the end of 2007. Construction works will take place off the shoulders of the expressway, such that traffic flow on the traveled lanes will not be stopped. Measures have been taken so as not to significantly slow down normal traffic flow.

Human Resources

As at December 31, 2002, the Group had a total of 1,998 employees, among whom 342 were administrative staff, 161 were engineering technicians, and 1,495 were toll collection and maintenance staff.

Recognizing that human resources are the first and foremost resources in any endeavor it undertakes, the Company made substantial efforts in training and recruiting staff with an aim to realize its long-term strategic goals. The Company initiated a scheme during the Period in which job performance evaluation is more closely linked with incentives. The scheme proved to be a great success, especially in the routine maintenance area where unit cost was reduced by 25% while quality of repairs was enhanced.

FINANCIAL ANALYSIS

Driven by a better-than-expected business performance in the Period, net profit attributable to shareholders realized by the Group was approximately Rmb890 million, representing an increase of 17.1% over the Previous Period, while return on equity for the Period was approximately 9.2%, compared with 8.2% in the Previous Period.

Liquidity and Financial Resources

The Group continued to generate strong and steady cash inflows from its ordinary operating activities. Net cash inflow from operating activities in the Period was approximately Rmb1,536 million, representing an increase of Rmb458 million over the Previous Period.

As at December 31, 2002, the Group held Rmb1,807.2 million in cash and cash equivalents, time deposits and short-term investments, with cash and cash equivalents accounting for 36.9%, time deposits for 15.6% and short-term investments for 47.5% of the total.

Among the Rmb858,114,000 held in short-term investments, approximately 85% are held in government bonds, with the remaining 15% held in corporate bonds and close-ended security investment funds, etc.

The average interest rates for bank deposits in Renminbi, US Dollars, Euro and HK Dollars during the Period were approximately 1.1%, 3.7%, 0.7% and 1.6%, respectively, while average yield of short-term investments during the Period was approximately 2.0%.

The Directors do not expect to experience any problem with liquidity in the foreseeable future.

Borrowings and Capital Structure

As at December 31, 2002, the Group had total interest bearing borrowings equivalent to approximately Rmb3,038.2 million, including World Bank borrowing and corporate bonds, among which Rmb2,147.6 million was subject to fixed interest rates, and Rmb890.6 million was subject to floating interest rates.

With the average interest rate in the Period at approximately 4.8%, total interest expense for the Period was approximately Rmb163.2 million, resulting in a profit before taxation and interest to interest expense ratio of 8.9 (2001: 4.8).

In addition, non-interest bearing liabilities and shareholders' equity of the Group amounted to approximately Rmb1,765.8 million and Rmb9,701.8 million, respectively. The ratio of total liabilities over shareholders' equity at the end of 2002 was 49.5% (2001: 55.9%).

Net proceeds, in the amount of Rmb991 million, from the issue of Rmb1 billion corporate bonds by the Company in the period from January 24 to February 17, 2003, have been received by the Company on February 19, 2003. Details of the issue were disclosed in the Company's announcement dated January 22, 2003.

Commitments and Utilization of Capital Expenditure

Capital expenditures incurred during the Period was approximately Rmb831.6 million, approximately Rmb689.8 million of which was used on acquisition of additional interests in subsidiaries. Most of the remaining capital expenditure was used on the Widening Project and other expressway-related projects.

Capital expenditure commitments for the Group as at December 31, 2002 amounted to approximately Rmb5,454 million, among which Rmb4,483 million will be used on the Widening Project, with the remaining balance to be used on other expressway-related projects.

In addition to the capital commitment disclosed above, the Directors have approved budget of repairing costs amounting to Rmb141.0 million.

The Company will finance its capital expenditure needs with its own financial resources, as well as through additional bank borrowings and/or issue of corporate bonds.

Contingent Liabilities

Other than a guarantee of Rmb30 million provided in favor of Shida Co, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 and maturity in September 2009, the Group does not have any contingent liabilities as at December 31, 2002.

Guarantees and Pledges of Assets

Other than the guarantee mentioned above, the Group does not have any other guarantees and pledges of assets.

Foreign Exchange Exposure

The Group had an outstanding World Bank loan denominated in US Dollars in the amount of Rmb890.6 million as at December 31, 2002. In addition, the Company paid its dividends for H Shares in HK Dollars.

Although all incomes of the Group are settled in Renminbi and the Directors do not anticipate any substantial fluctuations in the exchange rates between Renminbi and foreign currencies that will cause material foreign exchange exposure to the Group, there is no assurance that the foreign exchange exposure will not affect the operating results of the Group.

Employees' Basic Medical Insurance Scheme

Medical expenses for employees of the Group were accounted for as part of the benefits provided by the Group in 2002 and the years before, in accordance with relevant accounting rules and internal policies. Following the promulgation of employees' basic medical schemes by local governments in Zhejiang Province starting from the second half of 2002, the Group

is expected to enroll in these compulsory schemes in 2003. Judging from the arrangements of the schemes, the Directors do not anticipate to see any significant impact from its participation in the scheme on Group's financial standing, specifically its consolidated income statement and consolidated balance sheet.

OUTLOOK FOR 2003

Zhejiang Province's GDP grew at an accelerated rate in the Period on a quarter-to-quarter basis. As both micro and macro environmental factors appear to be favorable for both the PRC and the Zhejiang Province, prospects for continued economic growth for the province are good.

With the completion and opening to traffic of an additional 537km of expressways in Zhejiang Province by the end of 2002, the overall expressway network in the province is substantially expanded, thereby creating a networking effect that will certainly benefit most of the existing expressways of the Group in 2003, including the Shangsan Expressway.

The Company will further expand its service area operations to meet increased demand from the extended expressway network, by expanding the areas of the current service areas and employing additional service staff, and by initiating the process of building more service areas along the expressways under the Group's operation.

By the end of 2003, the initial phase of the Widening Project for the Shanghai-Hangzhou-Ningbo Expressway is expected to be completed and open to traffic. As a result, a 44km section of eight-lanes with emergency parking areas will be put into service, allowing for continued growth in traffic volume and providing substantially improved road conditions on the section. This will greatly increase the carrying capacity of the expressway beyond 2004.

Over the longer term, the Company will benefit from the fact that more expressways in Zhejiang Province are slated for full completion and opening to traffic by the end of 2003, including two major expressways linking the two neighboring provinces of Jiangxi and Fujian. The Company intends to grasp any opportunities in project investments and acquisitions, with a view to achieving the Group's vision of becoming a leading company in investing in and operating infrastructure businesses, with an emphasis on expressways, in the PRC by 2010.

CHANGE IN DIRECTORS

At the extraordinary general meeting of the shareholders of the Company held on February 11, 2003, Mr. Geng Xiaoping, Mr. Fang Yunti, Mr. Zhang Jingzhong and Mr. Xuan Daoguang were re-elected as executive directors; Ms. Zhang Yang was re-elected as a non-executive director; Mr. Tung Chee Chen and Mr. Zhang Junsheng were re-elected as independent non-executive directors.

In addition, Ms. Zhang Luyun was newly elected as a non-executive director, and Mr. Zhang Liping was newly elected as an independent non-executive director. The term of service for the directors will be three years, with effect from March 1, 2003.

The Board wishes to welcome all new Directors, and would like to express its gratitude towards Dr. Hu Hung Lick, Henry and Ms. Zhang Chunming, whose terms of service as directors expired on February 28, 2003, for their generous contribution to the Company.

By Order of the Board
Geng Xiaoping
Chairman
Hong Kong, March 4, 2003

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk in due course.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on Wednesday, April 30, 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC for the conduct of the following business:

A. To pass the following matters as ordinary resolutions:

1. To consider and approve the report of the Directors for the year 2002;

2. To consider and approve the report of the Supervisory Committee for the year 2002;

3. To consider and approve the audited financial statements for the year 2002;

4. To consider and approve the proposed distribution of profits and the final dividend for the year 2002;

5. To consider and approve the financial budget for the year 2003;

6. To consider and approve the re-appointment of Ernst & Young (Hong Kong Certified Public Accountants) and Zhejiang Pan-China Certified Public Accountants (浙江天健會計師事務所), formerly known as Zhejiang Certified Public Accountants (浙江會計師事務所), as the international auditors and the PRC auditors of the Company respectively and to authorize the Board of Directors to fix their remunerations; and

7. To consider and approve the widening project of the Shanghai-Hangzhou-Nignbo Expressway.

B. To consider and, if thought fit, pass the following as a special resolution:

To authorize the board of directors of the Company (the"Board") to issue additional shares not exceeding 20 per cent. of each of the existing issued domestic shares and overseas listed foreign shares of the Company.

"THAT:

(1) Subject to paragraphs (2) & (3) below, the exercise by the Board during the Relevant Period (as defined in paragraph (4) hereunder) of all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company be and is hereby approved;

(2) Subject to the approval as required under paragraph (1) above, the Board shall be authorised to allot or issue Domestic Share and/or H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution;

(3) Approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission;

(4) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:

    (a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting;

    (b) the expiry of the twelve month period from the date of the passing of this resolution; or

    (c) the date of revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

(5) The Board be authorised to make appropriate amendments to the relevant articles of the Articles of Association of the Company after the completion of the allotment and issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share capital structure of the Company, and to complete the related registration formalities at the relevant regulatory authorities of the government."

By Order of the Board
Zhang Jingzhong
Company Secretary
Hangzhou, Zhejiang Province, the PRC
March 4, 2003

Notes:

1. **Registration procedures for attending the AGM**

   (1) Holders of H Shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the AGM should return the reply slip for attending the AGM to the Company at the address shown in paragraph 5 below on or before April 10, 2003.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the AGM. If a corporate shareholder appoints its legal representative to attend the AGM, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

2. **Proxy**

   (1) A shareholder eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy need not to be a member.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarized.

   (3) To be valid, the power of attorney or other authorization document(s) (which have been notarized) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for holding of the AGM.

   (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Closure of Register of Members**

   The register of members holding H shares of the Company will be closed from March 29, 2003 to April 30, 2003 (both days inclusive).

4. **Eligibility for attending the AGM**

   Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company at close of trading on March 28, 2003 (Friday) shall have the right to attend the AGM.

   Holders of H Shares who intend to attend the AGM must deliver all transfer instruments and the relevant share certificates to the share registrar for H shares of the Company, Hong Kong Registrars Limited (the address of which is set out in paragraph 5 below), at or before 4:00p.m. on Friday, March 28, 2003.

5. **Miscellaneous**

(1) The AGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for the H Shares, Hong Kong Registrars Limited, is:

Rooms 1712-1716
17th Floor, Hopewell Center
183 Queen's Road East
Hong Kong

(3) The address of the Company is:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
The PRC

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

Rule 12g3-2(b) File Number: 82-5237



浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China)

CLARIFICATION OF PRESS ARTICLES

Summary

The board of directors (the "**Board**") of Zhejiang Expressway Co., Ltd. (the "**Company**") wishes to clarify the statements in various press articles appearing in newspapers in Hong Kong on 6th March 2003 regarding the Company's plan to acquire the interests of the Company's parent company (Zhejiang Communications Investment Group Co. Ltd., the "**Parent Company**") in two toll roads linking Zhejiang to the Jiangxi and Fujian provinces (the "**Toll Roads**"). **The Company has no concrete plans at present to pursue the acquisition.**

Shareholders and investors of the Company are reminded that the above-mentioned possible acquisition may or may not proceed, and they should exercise caution when dealing in the Company's shares.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board has noted various press articles appearing in newspapers in Hong Kong on 6th March 2003 containing statements regarding the Company's perceived plan to acquire the Parent Company's interests in the Toll Roads. The Board wishes to clarify that, although the Company does consider the acquisition of the Parent Company's interests in the Toll Roads as a possible investment opportunity, **it has no concrete plans at present to pursue the acquisition**, and any possible acquisition would depend on, among other things, an evaluation of the business prospects of the Toll Roads **and it may or may not materialise**.

The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Company will ensure that further announcements be made in compliance with the requirements of the Listing Rules should such need arise in the future.

Shareholders and investors of the Company are reminded that the above-mentioned possible acquisition may or may not proceed, and they should exercise caution when dealing in the Company's shares.

By the order of the Board
Zhejiang Expressway Co., Ltd.
Geng Xiaoping
Chairman

Hong Kong, 7th March 2003